

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of March 31, 2025

The principal balances and results accumulated for the period ending March 2025 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	1,947,663
Loans and accounts receivables from customers and banks, net	39,785,997
Loans and accounts receivables from customers at fair value, net	108,132
Financial instruments	8,884,654
Financial derivative contracts	11,550,458
Other asset ítems	4,782,519
Total assets	**67,059,423**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,301,733
Time deposits and other time liabilities	17,305,983
Issued debt and regulatory capital instruments	10,230,369
Financial derivative contracts	11,799,315
Other liabilities ítems	9,852,141
Total equity	4,569,882
Total liabilities and Equity	**67,059,423**

Equity attributable to:	
Equity holders of the Bank	4,462,714
Non-controlling interest	107,168

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	513,634
Net fee and commission income	148,251
Result from financial operations	71,216
Total operating income	**733,101**
Provision for loan losses	(139,501)
Support expenses	(239,963)
Other results	(19,103)
Income before tax	**334,534**
Income tax expense	(52,797)
Net income for the period	**281,737**

Attributable to:	
Equity holders of the Bank	277,797
Non-controlling interest	3,940

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ROMAN BLANCO R.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Marzo de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Marzo de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.947.663
Créditos y cuentas por cobrar a clientes y bancos	39.785.997
Créditos y cuentas por cobrar a clientes a valor razonable	108.132
Instrumentos financieros	8.884.654
Contratos de derivados financieros	11.550.458
Otros rubros del activo	4.782.519
Total Activos	**67.059.423**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.301.733
Depósitos y otras captaciones a plazo	17.305.983
Instrumentos de deuda y capital regulatorio emitidos	10.230.369
Contratos de derivados financieros	11.799.315
Otros rubros del pasivo	9.852.141
Total patrimonio	4.569.882
Total Pasivos y Patrimonio	**67.059.423**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.462.714
Interés no controlador	107.168

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	513.634
Ingresos netos de comisiones	148.251
Resultado de operaciones financieras	71.216
Total ingresos operacionales	**733.101**
Gasto de pérdidas crediticias	(139.501)
Gastos de apoyo	(239.963)
Otros resultados	(19.103)
Resultado antes de impuesto	**334.534**
Impuesto a la renta	(52.797)
Utilidad consolidada del periodo	**281.737**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	277.797
Interés no controlador	3.940

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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